EXHIBIT 12.1 Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

						Three Months
						Ended
	2001	2002	2003	2004	2005	March 31, 2006

Consolidated pretax income	$218,336	$309,340	$396,217	$521,212	$721,051	$144,047

Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	(26)	(2,689)	94	(5,772)	(315)	383

Amortization of capitalized interest	31,878	32,162	38,263	41,764	45,483	9,268

Interest	55,327	49,086	50,125	53,242	66,697	16,666

Less interest capitalized during the period	(31,675)	(39,695)	(42,602)	(52,015)	(65,959)	(16,591)

Interest portion of rental expense	7,190	6,679	5,973	5,639	5,678	1,669

EARNINGS	$281,030	$354,883	$448,070	$564,070	$772,635	$155,442

Interest	$55,327	$49,086	$50,125	$53,242	$66,697	$16,666

Interest portion of rental expense	7,190	6,679	5,973	5,639	5,678	1,669

FIXED CHARGES	$62,517	$55,765	$56,098	$58,881	$72,375	$18,335

Ratio of earnings to fixed charges	4.50	6.36	7.99	9.58	10.68	8.48